UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   May, 2005

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.

Date: May 16, 2005                  By:____”Sandra J. Hall”____ ______
    Sandra J. Hall,
    President, Secretary & Director

EnerNorth Industries Inc.

Management's Discussion And Analysis
of Financial Condition and Operating Results
Third Quarter
March 31, 2005

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416 861-1484 Facsimile: 416 861-9623 www.enernorth.com

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Unaudited Consolidated Financial Statements for the third quarter ending March 31, 2005 and notes thereto and the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2004, 2003 and 2002 and notes thereto. This Management Discussion and Analysis is dated May 13, 2005. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999. The transaction is a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash. The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations.

The unaudited consolidated financial results for the nine and three month periods ending March 31, 2005 and 2004 include the accounts of the Company and its wholly owned subsidiaries 10915 Newfoundland Limited and 11123 Newfoundland Limited. The Company’s accounts also include an investment in Konaseema EPS Oakwell Power Limited (“KEOPL”) a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company also holds a 97% interest in Euro India Power Canara Private Limited (“EIPCL”) that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company at June 30, 2004 and the unaudited consolidated financial statements for the third quarter ending March 31, 2005 and concluded that such amounts would be insignificant under GAAP.

The Company’s oil and gas operations are located in Alberta and Ontario, Canada. The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices, cost to find, develop, produce and delivered crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

GLOSSARY OF ABBREVIATIONS

Bbl   barrel
Bbl/d   barrels per day
Boe   barrels of oil equivalent (6 thousand cubic feet of gas is equivalent to one barrel of oil)
Boe/d   barrels of oil equivalent per day
Mcf   1,000 cubic feet of natural gas
Mcf/d   1,000 cubic feet of natural gas per day
NGL’s   Natural Gas Liquids
NGL’s/d   Natural Gas Liquids per day

TO CONVERT
From	To	Multiply By
Mcf	cubic meters	28.317
Meters	cubic feet	35.494
Bbls	cubic meters	0.159
Cubic meters Hectares	Bbls Acres	6.289 2.471

(1)                A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.

RISKS AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control. Some of the business risks could include:

•         volatility in market prices for oil and natural gas;
•         reliance on third party operators;
•         ability to find or produce commercial quantities of oil and natural gas;
•         liabilities inherent in oil and natural gas operations;
•         dilution of interests in oil and natural gas properties;
•         uncertainties associated with estimating oil and natural gas reserves;
• new prospects and exploration activities may have inherent risks;
•        competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•         governmental regulation and environmental legislation.

OVERALL PERFORMANCE

The Company’s overall performance for the nine months ended March 31, 2005 can be highlighted by an increase of 77% in total average production volume to 69 boe/d compared to 39 boe/d for the nine month period in 2004. As a result, net revenues increased by 63% to $596,209 for the nine month period ending March 31, 2005 versus $365,017 for the nine month period ending March 31, 2004.

RESULTS OF OPERATIONS

Net loss from continuing operations decreased 61% to $1,456,530 for the nine month period ending March 31, 2005 versus a net loss from continuing operations of $3,777,988 for the nine month period ending March 31, 2004. Net loss from continuing operations for the nine month period ended March 31, 2005 were effected by increased legal and support costs related to litigation. This was partially offset by a reduction in the amounts owing on the Oakwell Claim due to changes in foreign exchange. Net loss from continuing operations for the nine month period ended March 31, 2004 was primarily affected a $2,150,000 provision related to the Oakwell Claim. (See Critical Accounting Estimates - Oakwell Claim, below).

OPERATING RESULTS

Production Volumes. For the nine months ending March 31, 2005 average production volumes increased 77% to 69 boe/d compared to 39 boe/d for the same nine month period in 2004. For the three months ending March 31, 2005 production volumes increased 113% to 66 boe/d compared to 31 boe/d for the same three month period in 2004.

For the nine month period ending March 31, 2005 average gas production increased 77% to 292 mcf/d compared to 165 mcf/d for the same nine month period in 2004. Increased gas production was due to additions from the Company’s Sibbald and Olds-Davey properties, Alberta. For the three month period ending March 31, 2005 average gas production increased 85% to 233 mcf/d compared to 126 mcf/d for the same three month period in 2004.

For the nine month period ending March 31, 2005 average natural gas liquids production increased 43% to 10 bbls/d compared to 7 bbls/d for the same nine month period in 2004. For the three month period ending March 31, 2005 average natural gas liquids production increased 75% to 14 bbls/d compared to 8 bbls/d for the same three month period in 2004.

For the nine month period ending March 31, 2005 average oil production increased 120% to 11 bbls/d compared to 5 bbls/d for the same nine month period in 2004. For the three month period ending March 31, 2005 average oil production increased 600% to 14 bbls/d compared to 2 bbls/d for the same three month period in 2004. Increased oil production was due to additions from the Company’s Farrow and Sibbald properties, Alberta.

The following table provides a comparative summary of production sales volumes for 2005 and 2004:

	For the Nine Month Period Ending			For the Three Month Period Ending
Average Daily Production	March 31, 2005	March 31, 2004	Percent Change	March 31, 2005	March 31, 2004	Percent Change
Natural gas (mcf per day)	292	165	77%	233	126	85%
Natural gas liquids (bbls per day)	10	7	43%	14	8	75%
Crude oil (bbls per day)	11	5	120%	14	2	600%
Total (boe per day)	69	39	77%	66	31	113%

Commodity Prices. During the nine month period ending March 31, 2005, commodity prices decreased by 1% to an average of $40.12 per boe compared to $40.49 per boe for the nine month period in 2004. For the three months ended March 31, 2005 average commodity prices per boe increased by 6% to $45.68 compared to $43.29 for the three month period ended March 31, 2004.

Average gas prices per mcf decreased by 8% to $6.50 during the nine month period ending March 31, 2005 compared to $7.07 per mcf for the nine month period ending March 31, 2004. For the three months ended March 31, 2005 average gas prices per mcf decreased by 1% to $7.97 compared to $8.02 for the three month period ended March 31, 2004.

Average natural gas liquids prices per barrel increased by 5% to $33.77 during the nine month period ending March 31, 2005 compared to $32.04 per barrel for the nine month period ending March 31, 2004. For the three months ended March 31, 2005 average natural gas liquids prices per barrel increased by 6% to $32.67 compared to $30.78 for the three month period ended March 31, 2004.

Average oil prices per barrel increased by 23% to $50.98 during the nine month period ending March 31, 2005 compared to $41.61 per barrel for the nine month period ending March 31, 2004. For the three months ended March 31, 2005 average oil prices per barrel increased by 30% to $52.71 compared to $40.68 for the three month period ended March 31, 2004.

The following tables provides a comparative summary of sale prices received for 2005 and 2004:

	For the Nine Month Period Ending			For the Three Month Period Ending
Average Commodity Prices	March 31, 2005	March 31, 2004	Percent Change	March 31, 2005	March 31, 2004	Percent Change
Natural gas ($/mcf)	$ 6.50	$ 7.07	-8%	$ 7.97	$ 8.02	-1%
Natural gas liquids ($/bbl)	$ 33.77	$ 32.04	5%	$ 32.67	$ 30.78	6%
Crude oil ($/bbl)	$ 50.98	$ 41.61	23%	$ 52.71	$ 40.68	30%
Total ($/boe)	$ 40.12	$ 40.49	-1%	$ 45.68	$ 43.29	6%

Gross Revenue. The Company's gross revenue of $753,987 for the nine month period ending March 31, 2005 increased by 74% from $433,108 for the comparative nine month period ending March 31, 2004. Gross revenue of $271,878 for the three month period ending March 31, 2005 increased by 128% compared to $119,422 for the comparable period in 2004. Revenue growth was driven by production increases as commodity prices remained relatively constant. Production increases stemmed primarily from re-completed wells in Sibbald, Alberta, commencement of production from previously drilled gas wells in the Olds area of Alberta and the re-completion of an oil well in Farrow, Alberta.

Royalties. Royalties increased by 132% to $157,778 for the nine month period ending March 31, 2005 compared to $68,091 for the nine month period ended March 31, 2004. For the three month period ending March 31, 2005 royalties increased by 435% to $65,834 compared to $12,311 for the comparable period in 2004. Increased royalties were a result of increased production volumes.

Net Revenue. The Company’s net revenues for the nine month period ending March 31, 2005 increased by 63% to $596,209 compared to $365,017 for the comparative nine month period ending March 31, 2004. Net revenues of $206,044 for the three month period ending March 31, 2005 increased by 92% compared to $107,111 for the comparable period in 2004.

The following table provides a comparative summary of sales revenues for 2005 and 2004:

	For the Nine Month Period Ending			For the Three Month Period Ending
Revenues	March 31, 2005	March 31, 2004	Percent Change	March 31, 2005	March 31, 2004	Percent Change
Natural gas	$ 517,347	$ 318,916	62%	$167,376	$ 90,691	85%
Natural gas liquids	$ 88,552	$ 60,291	47%	$ 40,450	$ 21,105	92%
Crude oil	$148,088	$ 53,901	175%	$ 64,052	$ 7,626	740%
Total revenue	$ 753,987	$433,108	74%	$271,878	$119,422	128%
less: royalties	$157,778	$ 68,091	132%	65,834	$ 12,311	435%
Net revenue	$596,209	$365,017	63%	$206,044	$107,111	92%

Operating and transportation. Operating and transportation costs were $354,811 for the nine month period ending March 31, 2005, 56% higher than operating and transportation costs of $228,032 during the comparable nine month period in 2004. For the three month period ended March 31, 2005 operating and transportation costs were $88,317, 23% higher compared to $71,817 during the comparable three month period in 2004. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds and Farrow, Alberta properties.

The following table provides a comparative financial summary per boe for 2005 and 2004:

	For the Nine Month Period Ending			For the Three Month Period Ending
Summary Per boe	March 31, 2005	March 31, 2004	Percent Change	March 31, 2005	March 31, 2004	Percent Change
Sales ($/boe)	$ 40.12	$ 40.49	-1%	$ 45.68	$ 43.29	6%
Royalties ($/boe)	$ 8.39	$ 6.37	32%	$ 11.06	$ 4.46	148%
Operation cost ($/boe)	$ 18.88	$ 21.32	-11%	$ 14.84	$ 26.03	-43%
Netbacks ($/boe)	$ 12.85	$ 12.80	0%	$ 19.78	$ 12.80	55%

Depletion and Accretion. For the nine month period ending March 31, 2005 depletion and accretion expense was $546,448, 71% higher compared to $319,746 for the nine month period in 2004. For the three month period ending March 31, 2005 depletion and accretion expense was $184,835, 121% higher compared to $83,534 for the comparative three month period in 2004. The increased depletion and accretion was a result of higher production volumes.

Administrative Expenses. Administrative expenses of $1,873,946 for the nine month period ending March 31, 2005 were 37% higher than administrative expenses of $1,372,839 the previous year. Administrative expenses for the three month period ending March 31, 2005 were $749,972, 1% lower than $755,275 for the comparable period in 2004. The primary increase in administrative expenses for the nine month period ending March 31, 2005 was related to increased litigation expenses of $1,000,148. Litigation expenses were $194,663 during the three month period ending March 31, 2005.

Foreign Exchange. For the nine months period ending March 31, 2005 the gain on foreign exchange was $492,781 compared to a foreign exchange loss of $159,070 for the nine month period in 2004. For the three month period ending March 31, 2005 the loss on foreign exchange was $11,050 compared to a foreign exchange loss of $6,246 during the comparable period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss of relating to Company’s investment in KEOPL.  (See Critical Accounting Estimates - Oakwell Claim and Valuation of the Company's Investment in KEOPL, below).

Interest income. For the nine months ending March 31, 2005 interest income was $221,452, 191% higher compared to $76,156 for the comparable nine month period in 2004. For the three month period ending March 31, 2005 interest income was $56,603 compared to $17,089, 231% higher compared to the three month period in 2004. The increase in interest income was related to interest payments received on the Company’s KEOPL investment.

Current and Future Income Taxes. During the nine month period ended March 31, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of $160,018 for the nine month period ended March 31, 2004. During the three month period ended March 31, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of $461,101 for the three month period ended March 31, 2004. During the current year a future tax recovery was absorbed by an increase in the valuation allowance. During the previous year the future income tax charge was fully offset by utilization of tax loss carryforwards. During fiscal 2005, the statutory tax rate for the Company was 36% versus 38% for fiscal 2004.

Net loss from continuing operations. Net loss from continuing operations decreased 61% to $1,456,530 for the nine month period ended March 31, 2005 compared to a net loss of $3,777,988 for the nine month period ending March 31, 2004. Net loss from continuing operations decreased 42% to $771,886 for the three month period ended March 31, 2005 compared to a net loss of $1,340,132 for the three month period ending March 31, 2004. Net loss from continuing operations were significantly higher in the previous year due to a $2,150,000 provision for the Oakwell Claim (See Critical Accounting Estimates - Oakwell Claim, below).

Net income (loss) from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 2005. Net income from discontinued operations decreased 60% to $337,355 for the nine month period ended March 31, 2005 compared to $835,677 for the nine month period ended March 31, 2004. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,847,642.

Net income from discontinued operations was $112,367 for the three month period ended March 31, 2005 compared to a net loss from discontinued operations of $420,291 for the three month period ended March 31, 2004. The reduction in net income from discontinued operations was due to a significant contract performed during 2003 and 2004 by NECL which did not recur during fiscal 2005.

Net income (loss). As a result of the above net income was $728,467 for the nine month period ending March 31, 2005 compared to a loss of $2,942,311 for the comparable nine month period ending March 31, 2004. For the three month period ending March 31, 2005 net income was $1,188,123 compared to a net loss of $1,760,423 for the three month period ending March 31, 2004.

Net loss from continuing operations per share and fully diluted net loss from continuing operations per share. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the nine month period ending March 31, 2005 decreased by 61% to $0.36 per share from $0.93 per share for the same nine month period 2004. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the three month period ending March 31, 2005 decreased by 42% to $0.19 per share from $0.33 per share for the same three month period 2004.

Net income (loss) per share and fully diluted net income (loss) per share. Net income per share for the nine month period ending March 31, 2005 was $0.18 per share compared to a net loss of $0.72 per share for the same nine month period 2004. Net income per share for the three month period ending March 31, 2005 was $0.29 compared to a net loss of $0.43 per share for the same three month period 2004.

Fully diluted net income per share for the nine month period ending March 31, 2005 was $0.16 per share. Fully diluted net income per share for the three month period ending March 31, 2005 was $0.26 per share. During fiscal 2004 both figures were antidilutive.

Capital Expenditures. Capital expenditures totaled $589,270 for the nine months of fiscal 2005 compared to $1,253,926 for the nine months of fiscal 2004. During the three month period ending March 31, 2005 capital expenditures were $112,565 compared to $463,705 for the comparable period in 2004. During nine month period ending March 31, 2005 the Company’s primary expenditures related to drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in re-completion and tie-ins at Olds, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

SUMMARY OF QUARTERLY RESULTS

	Unaudited
	Fiscal 2005			Fiscal 2004				Fiscal 2003
	Mar.1/05	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04	Dec. 31/03	Sept. 30/03	June 30/03
Net oil and gas revenue	206,044	226,755	163,410	294,439	107,111	125,668	132,238	145,770

Loss from continuing
operations	(771,886)	(470,909)	(213,735)	(67,618)	(1,340,132)	(2,252,480)	(270,423)	(6,970,162)
Net income (loss)	1,188,123	(548,854)	89,198	724,369	(1,760,423)	(1,356,962)	175,074	(7,069,541)

Loss from continuing
operations per share	$(0.19)	$(0.12)	$(0.05)	$(0.02)	$(0.33)	$(0.55)	$(0.07)	$(1.72)
Net income (loss) per share	$0.29	$(0.14)	$0.02	$0.16	$(0.43)	$(0.33)	$0.04	$(2.09)
Fully diluted net income
(loss) per share	$0.26	$(0.14)	$0.02	$0.16	$(0.43)	$(0.33)	$0.04	$(2.09)

Gross revenues from the Company’s oil and gas operations have steadily increased over the past eight quarters due to changes in production rates and commodity prices (see “Trend Information” below). Earnings have tended to recede during the winter months of both fiscal 2004 and 2003 and during the first and second quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim and the accrual of the Singapore Judgments. These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.
LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of March 31, 2005 was $6,064,431, compared to $600,313 at June 30, 2004. During the nine month period ending March 31, 2005 the Company’s cash flows from operating activities were $1,556,075. Many of the changes in balance sheet accounts are represented by the disposal of the Company’s Industrial & Offshore Division. The Company’s Oil & Gas Division expended $589,270 on development of oil and gas properties during the nine month period ended March 31, 2005. The Company has the resources to meet its present working capital requirements.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and the Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2005, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Oil & Gas Division, proceeds from the sale of M&M and a further recovery in connection with an arbitration award (See “Critical Accounting Estimates - Valuation of the Company’s Investment in KEOPL” below).

Outlook and Prospective Capital Requirements.  Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999. In addition, EnerNorth retracted preferred shares of M&M for Cdn $1,000,000 cash. At present the Company intends to apply significant cash to further develop the activities and operations of its Oil & Gas Division. As part of the Company's oil and gas exploration and development program management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see “Critical Accounting Estimates - Oakwell Claim” below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada then there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the company by fiscal year to 2010:
Schedule of Contractual Obligations
June 30, 2004

	2005	2006	2007	2008	2009	2010 onward	TOTAL

Operating leases	$21,800	$0	$0	$0	$0	$0	$21,800
Other	$0	$0	$0	$0	$0	$0	$0

	$21,800	$0	$0	$0	$0	$0	$21,800

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

 The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2004, 2003, 2002. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook guideline ACG-16.

Critical Accounting Policies

 Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as “proven” by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 10% discount factor.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2004 the Company had $9.0 million of non-capital losses, Cumulative Canadian oil and gas property expenses of $6.8 million and capital losses of $10.2 million.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model. During fiscal 2005 the Company recorded $149,446 of compensation expense related to the issuance of stock options.

Critical Accounting Estimates

Oakwell Claim. On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $7,149,899) plus costs (the “Judgment”) (Singapore Suit No. 997 of 2002/V). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Singapore Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Ontario Court File No.04-CV-271121 CM3). The hearing of that Application commenced December 6, 2004 and a decision has yet to be determined.

The Company is of the view that the Judgment was improperly granted against it and is vigorously defending the application to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,328,460 has been made to the unaudited consolidated financial statements for the nine month period ending March 31, 2005 in relation to the Judgment.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of March 31, 2005, the Company owns 11,848,200 common shares (2004 - 11,848,200) of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India.

Pursuant to an Arbitration Agreement and Award between the Company and VBC, an Indian corporation, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) (i) VBC transferred an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $138,000 as at March 31, 2005), and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.1 million as at March 31, 2005) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from the earlier of (a) and (b) above. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL Shares to VBC. On November 30, 2004 the Company commenced legal proceedings against VBC in the High Court of Judicature of Andhra Pradesh, India (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC, net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,182 (US $62,800) and CDN$76,366 (US $63,990) respectively. During the nine month period ending March 31, 2005 the company incurred a foreign exchange loss of $83,050 on the KEOPL investment.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,281,950 at March 31, 2005. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Other Information

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov).

Share Capital

As of March 31, 2005 and the date of this Management Discussion and Analysis:

(a)	Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
                            #        Consideration
Balance, as at June 30, 2004        4,059,009         $43,339,132

Balance, as at May 13, 2005        4,059,009         $43,488,578

(b)	Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

At the date of this filing no common share purchase warrants were outstanding.

(c)	Common share purchase options outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	600,000	-
		600,000	-

At the date of this filing 600,000 common share purchase options were outstanding.